UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Angie’s List, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

034754101

(CUSIP NUMBER)

Eamon Smith

TCS Capital Management, LLC

888 Seventh Avenue

Suite 1504

New York, NY 10106

Tel. No.: (212) 621-8760

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 034754101	13D

1	NAME OF REPORTING PERSONS TCS Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO (funds from investment advisory clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,629,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,629,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 034754101	13D

1	NAME OF REPORTING PERSONS Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO (funds from investment advisory clients), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,248
	8	SHARED VOTING POWER 4,629,830
	9	SOLE DISPOSITIVE POWER 646,248
	10	SHARED DISPOSITIVE POWER 4,629,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,276,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of the Reporting Persons (as defined herein). This Amendment further modifies the original Schedule 13D filed with the Securities and Exchange Commission on July 29, 2015 (the “Schedule 13D”), relating to shares of common stock, $0.001 par value (“Common Stock”), of Angie’s List, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 2.	Identity and Background

(a) This statement is filed by (i) TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and (ii) and Eric Semler (together with TCS Management, the “Reporting Persons”).

TCS Management, in its capacity as investment manager to investment fund vehicles and to a certain managed account (collectively, the “Accounts”), has shared power to direct the vote and disposition of 4,629,830 shares of Common Stock held in the Accounts. As the managing member of TCS Management, Eric Semler may direct the vote and disposition of the 4,629,830 shares of Common Stock held in the Accounts. As the spouse of the trustee of an irrevocable family trust, Eric Semler may also be deemed to direct the vote and disposition of the 646,248 shares of Common Stock that are held in the irrevocable family trust.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 3.	Source and Amount of Funds

The Reporting Persons, in the aggregate, have invested $32,474,715 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds for the Accounts was their working capital. The source of these funds for Eric Semler was the funds from the Accounts and personal funds.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock at current prices is an attractive investment opportunity. The Reporting Persons also believe that the Issuer may have multiple options to increase its market value. The Reporting Persons intend to seek up to three seats on the board for representatives of the Reporting Persons and one or more independent board members through discussions with existing members of the Board. Additionally, the Reporting Persons intend to have communications from time to time with one or more officers and members of the Board of the Issuer regarding various options to maximize shareholder value, including discussions regarding the operations and strategic direction of the Issuer, consideration of a potential sale of the Issuer, strategic business partnerships and combinations and the pending selection of the Issuer’s next Chief Executive Officer. The Reporting Persons may have discussions with certain other shareholders of the Issuer regarding such considerations.

Additionally, the Reporting Persons expect to engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons intend, depending on market price and other factors, to purchase additional shares of Common Stock in public or private transactions. The Reporting Person may, however, depending on market conditions and other factors, dispose of, or cause to be disposed, any and all Common Stock held by it at any time or acquire other securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon the 58,516,677 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 20, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 23, 2015.

TCS Management, in its capacity as investment manager to the Accounts, may be deemed to beneficially own 4,629,830 shares of Common Stock held in the Accounts, representing approximately 7.9% of the issued and outstanding shares of Common Stock.

Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own 4,629,830 shares of Common Stock held in the Accounts and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 shares of Common Stock held in the irrevocable family trust. Eric Semler’s aggregate beneficial ownership of Common Stock represents approximately 9.0% of the issued and outstanding shares of Common Stock. Eric Semler disclaims beneficial ownership of the shares of Common Stock held in the family trust.

(b) TCS Management and Eric Semler have the shared power to vote and dispose of the Common Stock owned by the Accounts reported in this Schedule 13D. Eric Semler has the sole power to vote and dispose of the Common Stock held in the irrevocable family trust reported in this Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented to disclose additional transactions in the Issuer’s securities by the Reporting Persons since the original filing of the Schedule 13D:

(c) Additional transactions in the Issuer’s securities by the Reporting Persons since the original filing of the Schedule 13D are listed in Annex A attached hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2015

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

ERIC SEMLER

By:	/s/ Eric Semler

Annex A

Since the original filing of the Schedule 13D, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

Trade Date	Settle Date	Amount Purchased/(Sold)	Price Per Share
8/10/2015	8/13/2015	180,000	4.8713
8/11/2015	8/14/2015	200,000	4.7424
8/13/2015	8/18/2015	150,000	4.4536
8/20/2015	8/25/2015	183,432	4.3785
8/21/2015	8/26/2015	510,000	4.5621
8/24/2015	8/27/2015	250,000	4.7379